Exhibit 99.2

Itaú Corpbanca and subsidiaries As of and for the six-month period ended June 30, 2021 and 2020

The financial information of Itaú Corpbanca as of and for the six-month period ended June 30, 2021 and 2020 has been published on our website in accordance with Circular No 18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$million	Jun'21	Jun'20
Total loans	22,872,905	24,288,810
Total assets	34,402,380	38,969,389

Deposits and other demand liabilities	6,550,657	5,676,353
Time deposits and other time liabilities	10,269,825	12,558,879
Interbank borrowings	4,453,688	4,434,197
Debt instruments issued	6,335,525	6,686,772

Equity	2,366,968	2,611,840
Total equity attributable to equity holders of the bank	2,297,933	2,530,802
Non-controlling interest	69,035	81,038

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of financial hedges[1] and impairment adjustment[2]

In Ch$million	6M'21	6M'20	6M'21	6M'20
Net operating profit before provision for loan losses	609,106	629,171	592,731	557,537
Provisions for loan losses [3]	(70,217)	(190,607)	(66,100)	(171,395)
Total operating expenses	(341,050)	(1,159,930)	(341,050)	(351,083)
Operating income (loss)	197,839	(721,366)	185,581	35,059
Income from investments in companies	723	1,555	723	1,555
Operating income before income taxes	198,562	(719,811)	186,304	36,614
Income taxes	(39,165)	(12,088)	(26,907)	5,788
Consolidated income for the period	159,397	(731,899)	159,397	42,402

Net income attributable to holders of the Bank	157,893	(722,416)	157,893	41,608
Non-controlling interest	1,504	(9,483)	1,504	794

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

2 - For presentation purposes the partial impairment of the goodwill allocated to the Chilean CGU and the total impairment of the goodwill and intangible assets generated in the ITCB business combination allocated to the Colombian CGU in June 2020 have been adjusted in column 6M'20.

3 - Includes Ch$7.0 billion of additional provisions established during the 6M period ended June 30, 2021.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer